UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2015

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Commission File Number: 001- 36563

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Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

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6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven),
Grand Duchy of Luxembourg
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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Explanatory Note
On May 7, 2015, Orion Engineered Carbons S.A. (the “Company”) issued a press release announcing its first quarter 2015 earnings, a copy of which is attached as Exhibit 99.1 hereto. The press release includes the dial-in information for the earnings call to take place on May 8, 2015. Attached as Exhibit 99.2 hereto are the Unaudited Interim Condensed Consolidated Financial Statements of the Company as at March 31, 2015.

Source: Orion Engineered Carbons S.A., 6-K, November 13, 2014	Powered by Morningstar Document Research.
The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Charles Herlinger
	Name:	Charles Herlinger

	Title:	Chief Financial Officer
Date: May 7, 2015

Source: Orion Engineered Carbons S.A., 6-K, November 13, 2014	Powered by Morningstar Document Research.
The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Orion Engineered Carbons S.A., dated May 7, 2015

99.2	Unaudited Interim Condensed Consolidated Financial Statements of Orion Engineered Carbons S.A. as at March 31, 2015

Source: Orion Engineered Carbons S.A., 6-K, November 13, 2014	Powered by Morningstar Document Research.
The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.